EXHIBIT 99.1

Brookfield Renewable Announces Strong Second Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Aug. 05, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and six months ended June 30, 2022.

"The business performed well this quarter, as we delivered strong financial results, commissioned 1,000 megawatts of development, and deployed and committed $3 billion into growth initiatives," said Connor Teskey, CEO of Brookfield Renewable. "Given the depth of our operating capabilities, globally diverse asset base, and strong access to capital, we are well positioned in all market environments to be a partner of choice in helping governments and businesses achieve their goals of low-cost energy, net-zero, and energy security."

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended June 30		For the six months ended June 30
Unaudited	2022	2021	2022	2021
Select Financial Information
Net income (loss) attributable to Unitholders	$1	$(63)	$(77)	(196)
Per LP unit(1)	(0.03)	(0.13)	(0.19)	(0.37)
Funds From Operations (FFO)(2)	294	268	537	510
Per Unit(2)(3)	0.46	0.42	0.83	0.79

Brookfield Renewable reported FFO of $294 million or $0.46 per Unit for the three months ended June 30, 2022, a 10% increase on a per Unit basis over the same period in the prior year. After deducting non-cash depreciation, our Net income attributable to Unitholders for the three months ended June 30, 2022 was $1 million.

Highlights

  We closed or agreed to invest $3 billion ($650 million net to Brookfield Renewable) of capital across various transactions and regions.
  We advanced key commercial priorities, securing contracts to deliver an incremental 3,000,000-megawatt hours of clean energy annually including 600,000 megawatt hours to corporate offtakers. This includes securing a contract to provide clean energy to one of BASF’s largest production facilities globally.
  We continued to accelerate our development activities, commissioning approximately 1,000 megawatts of new projects. These are expected to contribute approximately $11 million of FFO annually to Brookfield Renewable. We also continue to execute on our 17,000-megawatt under-construction and advanced-stage pipeline and have expanded our development pipeline to 75,000 megawatts and approximately 8 million metric tons per annum of carbon capture and storage (“CCS”).
  We are advancing approximately $560 million ($90 million net to Brookfield Renewable) of asset recycling activities and continue to maintain robust financial capacity with $4 billion of available liquidity, no material near-term maturities, and limited floating interest rate exposure.

Growth Initiatives

So far this year, we have deployed or agreed to deploy $4.5 billion ($1 billion net to Brookfield Renewable) of capital across a wide range of investments, including battery storage, carbon capture, distributed generation, and utility-scale wind and solar. To date, our investments into new transition opportunities comprise only a small portion of our capital deployment, but mark entry points into segments that we feel have the potential to grow significantly over time. These investments represent new and incremental growth levers for our business, beyond our continued growth in renewables.

Our approach to investing in new transition opportunities is similar to how we look at renewable investments. We look for opportunities that are economic without government subsidy, technologically proven, and underpinned by strong macro tailwinds. We focus on situations where our key advantages of access to capital, knowledge of power markets, operating and development capabilities, extensive customer relationships, and global reach can differentiate us as investors and operators. Over time, as more decarbonization products and services scale, we expect transition investments to grow within our portfolio. However, investment in clean power generation remains the largest decarbonization investment opportunity today, and we therefore expect it to represent the majority of our deployment for the foreseeable future.

Our global distributed generation business continues to be a significant area of growth, as the trends of decentralized power generation and direct customer interaction accelerate. In the past twelve months, we have grown our U.S. distributed generation business by three times to 6,500 megawatts through various organic initiatives. These include our channel partnerships, joint development agreements, and strategic partnerships, like our cooperation agreement with Trane Technologies, which enables us to leverage our respective capabilities to create decarbonization solutions for customers.

We recently agreed to acquire a leading integrated distributed generation developer in the U.S. with a proven track record of developing and operating projects, for $700 million ($140 million net to Brookfield Renewable), representing our equity purchase price and additional equity deployment to fund future growth. The business has in-house expertise across all stages of the development lifecycle, with 500 megawatts of contracted operating and under construction assets located primarily in the U.S. northeast and an 1,800-megawatt identified development pipeline, of which almost 200 megawatts are de-risked with long-term, creditworthy counterparties.

With this investment, we further enhanced our position as the global leader in distributed generation with 10,300 megawatts of operating and development assets. With capabilities and scale across all our core regions, we are well positioned to keep growing and provide our customers with innovative decarbonization solutions across multiple markets. This will help our partners meet their sustainability targets while reducing operating costs through onsite renewable energy and other decarbonization services.

We also expanded our North American CCS platform through a recently announced joint venture to establish a new carbon management business. Under an arrangement with California Resource Corporation (“CRC”), an independent oil and natural gas company committed to the energy transition, we will partner to fund the development and construction of identified CCS projects in California, with an initial goal of deploying up to $500 million of capital ($100 million net to Brookfield Renewable). We expect that the joint venture, where we will retain the option to fund projects meeting our objectives, will benefit from a first mover advantage through CRC’s ownership of prospective CO2 storage reservoirs that are a critical asset for carbon capture and storage in California, one of the most desirable jurisdictions globally given the state’s Low Carbon Fuel Standards credit system. The joint venture is targeting the injection of 5 million metric tons per annum and 200 million metric tons of total carbon dioxide storage development, which if reached, could result in an additional investment of approximately $1 billion ($200 million net to Brookfield Renewable).

During the quarter, we invested in a leading private owner and operator of long-term, U.S. dollar-denominated, contracted critical power and utility assets across the Americas with 1,200 megawatts of installed capacity. Our investment will be used to fund both growth, and decarbonization initiatives, including the implementation of a Paris-aligned energy transition plan that includes an approximately 1,300-megawatt renewable development pipeline. We have committed to invest up to $500 million ($100 million net to Brookfield Renewable) through both preferred shares and a 20% stake in the common equity.

In Brazil, we signed an agreement to acquire a high quality approximately 600-megawatt greenfield solar project in late-stage development located in a region with high solar radiance and grid availability, as well as potential construction, operating and connection synergies with our existing portfolio. The project is expected to require approximately $190 million ($48 million net to Brookfield Renewable) of equity capital.

In India, we signed an agreement to acquire our first renewable energy park. Once built, this renewable energy park will be approximately 500 megawatts and will enable us to provide decarbonization solutions to commercial and industrial customers at scale. The project is expected to require approximately $110 million ($22 million net to Brookfield Renewable) of equity capital. This represents the first investment in a renewable energy park strategy that we feel is highly replicable and plays to our strengths of development, construction, and corporate contracting.

Across the rest of Asia, we agreed to acquire approximately 750 megawatts of fully contracted wind assets consisting of primarily ready-to-build or under-construction projects for a total investment of approximately $340 million ($70 million net to Brookfield Renewable). The projects, some of which we are acquiring alongside Apple’s renewable energy fund, are expected to be commissioned over the next year and will tuck into our existing operations in the region.

We are a Partner of Choice for Decarbonization

We are expanding and delivering on our 17,000-megawatt construction pipeline. So far this year, we have commissioned approximately 1,500 megawatts of capacity, which will contribute approximately $20 million of additional run-rate FFO. And we are on track to commission an additional 2,800 megawatts of capacity by end of the year, which are expected to contribute an incremental approximately $40 million in annual FFO.

This includes progressing wind repowerings in the U.S., including our 850-megawatt Shepherds Flat project, which remains on track for substantial completion by the end of the year. In Brazil, we commissioned our 30-megawatt Foz do Estrela hydro project and began selling power from our 1,200-megawatt Janauba solar facility during the quarter.

In Europe, 120 megawatts of new-build onshore wind assets reached commercial operations during the quarter. All these projects are contracted with the Polish government under inflation linked 15-year contracts. In Germany, we injected additional capital into our business and have doubled the megawatts expected to achieve ready-to-build status in the first two years. With the energy situation in Germany well known, we are working as hard as possible to build new projects as fast as we can. Elsewhere, we commissioned 200 megawatts of corporate contracted solar capacity in Australia and our first greenfield project in India, a 450-megawatt solar facility.

While this level of new generation is significant, it is representative of the ongoing level of development activity in our business. Our cash flows have started to meaningfully benefit from the considerable “dollars in the ground” that we have invested into our development projects in the past. Our development investment has increased in recent years and will continue, meaning we have strong visibility into the future growth of our cash flows as more of our development projects come online.

We continue to be well positioned from a supply chain perspective, given our diversified pipeline and strong global relationships. While most major components for solar and wind development projects are experiencing upward pricing pressure, we lock in the cost of our major components when we sign revenue contracts. As a result, our under-construction pipeline is well protected from these risks, and while some costs have escalated, we have had no material issues in our broader business.

Looking ahead, given our ability to execute globally and at scale, we remain a top choice for corporates looking to procure green power. This is because we can be an attractive and flexible partner by offering a full suite of decarbonization solutions from our diverse fleet of renewable power and transition assets across the globe. We recently signed several agreements for 600,000 megawatt hours of wind and solar development with multinational corporations who are market leaders in their respective industries, including Amazon, BASF, Johnson & Johnson, and Salesforce. Each of these agreements has unique characteristics but with the consistent underlying theme of helping these corporations decarbonize their operations.

For example, we are finalizing terms on one of the largest national account distributed generation portfolios ever awarded globally, and we signed a 25-year fixed-price renewable electricity supply agreement with BASF, a multinational chemical company, to power one of its largest production facilities globally that it is building in China. All these agreements involve the build out of significant clean energy by leveraging our deep development expertise and centralized procurement platform and represent opportunities to enhance our long-term decarbonization relationships with these global corporations.

Operating Results

We generated FFO of $294 million or $0.46 per unit during the quarter, reflecting solid performance and an increase of 10%. Our operations benefited from strong asset availability, higher power prices, and continued growth, both through development and acquisitions.

In the current power price environment, we are executing on several initiatives to capture value across our business. At our hydro assets in the U.S. and Colombia, where we have a majority of our uncontracted generation over the next five years, we have been executing contracts at very attractive prices. And while our results benefitted from higher all-in market prices during the quarter, the impact was relatively limited given we were largely contracted going into the year. However, throughout this year and beyond, we have increasing amounts of hydro capacity across our fleet which will come available to benefit from these dynamics. At our pumped storage assets in the UK, we have locked in value through 2024, where typically we only do this months ahead.

During the quarter, our hydroelectric segment delivered FFO of $205 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given the increasingly diversified asset base and the ability to capture higher power prices both through inflation linked power purchase agreements and a positive merchant pricing environment. Across our fleet, reservoirs are generally at long-term averages, positioning the portfolio well to capture the higher power prices in the latter half of the year.

Our wind and solar segments generated a combined $150 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet that is underpinned by long duration power purchase agreements, which provide stable revenues.

Lastly, our distributed energy and sustainable solutions segment generated $38 million of FFO benefitting from both acquisitions and organic growth across the portfolio.

Balance Sheet And Liquidity

Our balance sheet and liquidity remain strong. We have approximately $4 billion of available liquidity, allowing us to opportunistically fund our growth pipeline, and no material near-term maturities. Additionally, with the recent $15 billion closing of Brookfield’s Global Transition Fund, we have access to scale capital to invest alongside us, which is a meaningful advantage given increasingly volatile capital markets.

During the first half of 2022, we accelerated many of our financing activities, extending the term of our debt and locking in attractive interest rates, before recent rate increases. During the quarter, we executed $2.1 billion of non-recourse financings across the business. Notably, on the back of a strong outlook for our Colombian business and in anticipation of potential market volatility ahead of the recent presidential elections, we raised $630 million ($150 million net to Brookfield Renewable) in upfinancings at an average term of over 8 years.

As a result, our balance sheet is in excellent shape, with an average debt duration across our portfolio of 13 years and very limited floating rate debt, almost all of which is in Brazil and Colombia, where we have the benefit of full inflation escalation in our contracts.

We also continued to advance our capital recycling initiatives which, when closed, will generate $560 million of proceeds ($90 million net to Brookfield Renewable). During the quarter, we closed the sale of 36 megawatts of Brazilian hydro assets for proceeds of $90 million ($23 million net to Brookfield Renewable) and closed the first tranche of the sale of our 630-megawatt solar portfolio in Mexico for $240 million ($30 million net to Brookfield Renewable), where we expect to nearly double our invested capital in less than three years.

Distribution Declaration

The next quarterly distribution in the amount of $0.32 per LP unit, is payable on September 29, 2022 to unitholders of record as at the close of business on August 31, 2022. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.32 per share, also payable on September 29, 2022 to shareholders of record as at the close of business on August 31, 2022. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 23,000 megawatts of installed capacity and an approximately 75,000-megawatt and 8 million metric tons per annum of carbon dioxide (“MMTPA CO2”) development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $750 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Cara Silverman
Managing Director – Communications	Director – Investor Relations
+44 (0)7398 909 278	(416) 649-8172
simon.maine@brookfield.com	cara.silverman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Second Quarter 2022 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on August 5, 2022 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/f352qv5d.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2022		2021
Assets
Cash and cash equivalents		$823		$764
Trade receivables and other financial assets(5)		2,819		2,301
Equity-accounted investments		1,164		1,107
Property, plant and equipment, at fair value		49,594		49,432
Goodwill, deferred income tax and other assets(6)		2,630		2,263
Total Assets		$57,030		$55,867

Liabilities
Corporate borrowings		$2,550		$2,149
Borrowings which have recourse only to assets they finance(7)		20,865		19,380
Accounts payable and other liabilities(8)		4,394		4,127
Deferred income tax liabilities		6,220		6,215

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$11,845		$12,303
General partnership interest in a holding subsidiary held by Brookfield	57		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,771		2,894
BEPC exchangeable shares	2,454		2,562
Preferred equity	601		613
Perpetual subordinated notes	592		592
Preferred limited partners' equity	760		881
Limited partners' equity	3,921	23,001	4,092	23,996
Total Liabilities and Equity		$57,030		$55,867

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended June 30		For the six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Revenues	$1,274	$1,019	$2,410	$2,039
Other income	14	220	85	247
Direct operating costs(9)	(366)	(307)	(716)	(698)
Management service costs	(65)	(72)	(141)	(153)
Interest expense	(294)	(246)	(560)	(479)
Share of earnings from equity-accounted investments	29	2	48	7
Foreign exchange and financial instrument (loss) gain	(6)	(47)	(43)	1
Depreciation	(389)	(379)	(790)	(747)
Other	(13)	(78)	(60)	(177)
Income tax recovery (expense)
Current	(31)	(22)	(73)	(38)
Deferred	(31)	20	(5)	53
Net income	$122	$110	$155	$55
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(121)	$(173)	$(232)	$(251)
Net income (loss) attributable to Unitholders	1	(63)	(77)	(196)
Basic and diluted loss per LP unit	$(0.03)	$(0.13)	$(0.19)	$(0.37)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2022	2021	2022	2021
Operating activities
Net income	$122	$110	$155	$55
Adjustments for the following non-cash items:
Depreciation	389	379	790	747
Unrealized foreign exchange and financial instrument loss (gain)	50	58	100	31
Share of earnings from equity-accounted investments	(29)	(2)	(48)	(7)
Deferred income tax recovery	31	(20)	5	(53)
Other non-cash items	18	(134)	18	(120)
	581	391	1,020	653
Net change in working capital and other(10)	(143)	(391)	(279)	(302)
	438	—	741	351
Financing activities
Non-recourse borrowings, commercial paper, and related party borrowings, net	1,081	211	2,355	1,127
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	168	(19)	274	795
Redemption of equity instruments, net and related costs	(88)	340	(137)	340
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(666)	(283)	(857)	(422)
To unitholders of Brookfield Renewable or BRELP	(228)	(213)	(458)	(429)
	267	36	1,177	1,411
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	1	2	(779)	(1,426)
Investment in property, plant and equipment	(449)	(244)	(901)	(533)
Disposal of associates and other securities, net	(98)	396	(59)	398
Restricted cash and other	(50)	(28)	(100)	(78)
	(596)	126	(1,839)	(1,639)
Foreign exchange gain (loss) on cash	(19)	5	(20)	(6)
Cash and cash equivalents
Decrease (increase)	90	167	59	117
Net change in cash classified within assets held for sale	(1)	5	—	(18)
Balance, beginning of period	734	358	764	431
Balance, end of period	$823	$530	$823	$530

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	3,478	2,450	3,569	3,580	$297	$203	$204	$138	$155	$97
Brazil	938	1,112	1,017	998	45	45	34	33	24	31
Colombia	1,125	972	949	887	67	51	45	42	26	33
	5,541	4,534	5,535	5,465	409	299	283	213	205	161
Wind
North America	1,055	1,061	1,163	1,446	85	86	54	79	38	54
Europe	210	228	215	272	32	29	33	67	28	63
Brazil	126	141	167	168	7	7	6	6	4	4
Asia	154	129	139	117	10	9	9	6	6	4
	1,545	1,559	1,684	2,003	134	131	102	158	76	125
Solar	541	538	663	620	112	102	104	81	74	53
Distributed energy & sustainable solutions(11)	351	382	270	268	68	65	47	48	38	37
Corporate	—	—	—	—	—	—	11	10	(99)	(108)
Total	7,978	7,013	8,152	8,356	$723	$597	$547	$510	$294	$268

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	6,622	5,578	6,806	6,813	$533	$422	$345	$286	$249	$206
Brazil	2,019	2,264	2,005	1,986	93	97	87	81	69	70
Colombia	2,097	1,805	1,814	1,693	140	106	98	77	61	60
	10,738	9,647	10,625	10,492	766	625	530	444	379	336
Wind
North America	2,202	2,168	2,356	2,881	171	208	114	160	82	116
Europe	454	599	492	652	83	72	79	134	69	123
Brazil	227	267	293	294	13	14	10	10	7	6
Asia	288	241	272	217	19	16	16	12	10	8
	3,171	3,275	3,413	4,044	286	310	219	316	168	253
Solar	895	865	1,086	984	193	179	194	140	138	83
Distributed energy & sustainable solutions(12)	599	601	442	438	127	121	95	87	75	65
Corporate	—	—	—	—	—	—	8	12	(223)	(227)
Total	15,403	14,388	15,566	15,958	$1,372	$1,235	$1,046	$999	$537	$510

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$132	$13	$1	$25	$(49)	$122
Add back or deduct the following:
Depreciation	154	134	68	31	2	389
Deferred income tax expense (recovery)	21	21	4	3	(18)	31
Foreign exchange and financial instrument loss (gain)	25	(20)	10	(2)	(7)	6
Other(13)	(3)	9	33	—	3	42
Management service costs	—	—	—	—	65	65
Interest expense	144	60	46	19	25	294
Current income tax expense (recovery)	27	2	2	—	—	31
Amount attributable to equity accounted investments and non-controlling interests(14)	(217)	(117)	(60)	(29)	(10)	(433)
Adjusted EBITDA	$283	$102	$104	$47	$11	$547

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$54	$79	$27	$27	$(77)	$110
Add back or deduct the following:
Depreciation	140	146	66	27	—	379
Deferred income tax expense (recovery)	(13)	(2)	(7)	2	—	(20)
Foreign exchange and financial instrument loss (gain)	22	19	(4)	4	6	47
Other(13)	49	97	2	—	(16)	132
Management service costs	—	—	—	—	72	72
Interest expense	99	67	43	12	25	246
Current income tax expense (recovery)	16	4	2	—	—	22
Amount attributable to equity accounted investments and non-controlling interests(14)	(154)	(252)	(48)	(24)	—	(478)
Adjusted EBITDA	$213	$158	$81	$48	$10	$510

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$218	$(1)	$9	$62	$(133)	$155
Add back or deduct the following:
Depreciation	311	282	134	61	2	790
Deferred income tax expense (recovery)	15	32	(7)	—	(35)	5
Foreign exchange and financial instrument loss (gain)	85	(24)	17	(9)	(26)	43
Other(13)	5	32	54	7	20	118
Management service costs	—	—	—	—	141	141
Interest expense	268	122	86	35	49	560
Current income tax expense (recovery)	64	6	3	—	—	73
Amount attributable to equity accounted investments and non-controlling interests(14)	(436)	(230)	(102)	(61)	(10)	(839)
Adjusted EBITDA	$530	$219	$194	$95	$8	$1,046

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$185	$20	$4	$44	$(198)	$55
Add back or deduct the following:
Depreciation	275	294	132	46	—	747
Deferred income tax expense (recovery)	(14)	(6)	(6)	(1)	(26)	(53)
Foreign exchange and financial instrument loss (gain)	26	19	(22)	(3)	(21)	(1)
Other(13)	61	168	30	8	57	324
Management service costs	—	—	—	—	153	153
Interest expense	196	125	88	23	47	479
Current income tax expense (recovery)	27	8	2	1	—	38
Amount attributable to equity accounted investments and non-controlling interests(14)	(312)	(312)	(88)	(31)	—	(743)
Adjusted EBITDA	$444	$316	$140	$87	$12	$999

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2022	2021	2022	2021
Net income	$122	$110	$155	$55
Add back or deduct the following:
Depreciation	389	379	790	747
Deferred income tax recovery	31	(20)	5	(53)
Foreign exchange and financial instruments gain (loss)	6	47	43	(1)
Other(15)	42	132	118	324
Amount attributable to equity accounted investment and non-controlling interest(16)	(296)	(380)	(574)	(562)
Funds From Operations	$294	$268	$537	$510
Normalized long-term average generation adjustment	11	73	52	76
Normalized foreign currency adjustment	2	—	10	—
Normalized Funds From Operations	$307	$341	$599	$586

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Net income (loss) per LP unit(1)	$(0.03)	$(0.13)	$(0.19)	$(0.37)
Adjust for the proportionate share of
Depreciation	0.36	0.38	0.74	0.75
Deferred income tax recovery and other	0.11	0.07	0.22	0.31
Foreign exchange and financial instruments loss (gain)	0.02	0.10	0.06	0.10
Funds From Operations per Unit(3)	$0.46	$0.42	$0.83	$0.79
Normalized long-term average generation adjustment	0.02	0.11	0.09	0.12
Normalized foreign exchange adjustment	—	—	0.01	—
Normalized Funds From Operations per Unit(3)	$0.48	$0.53	$0.93	$0.91

BROOKFIELD RENEWABLE CORPORATION REPORTS
SECOND QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.32 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on September 29, 2022 to shareholders of record as at the close of business on August 31, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended June 30		For the six months ended June 30
Unaudited	2022	2021	2022	2021
Select Financial Information
Net income attributable to the partnership	$1,046	$611	$70	$602
Funds From Operations (FFO)(2)	181	139	334	265

BEPC reported FFO of $181 million for the three months ended June 30, 2022 compared to $139 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net income attributable to the partnership for the three months ended June 30, 2022 was $1,046 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2022		2021
Assets
Cash and cash equivalents		$571		$410
Trade receivables and other financial assets(5)		2,220		1,956
Equity-accounted investments		454		455
Property, plant and equipment, at fair value		37,258		37,915
Goodwill, deferred income tax and other assets(6)		1,266		1,250
Total Assets		$41,769		$41,986

Liabilities
Borrowings which have recourse only to assets they finance(7)		$13,956		$13,512
Accounts payable and other liabilities(8)		2,975		3,066
Deferred income tax liabilities		5,017		5,020
BEPC exchangeable and class B shares		5,993		6,163

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,755		$10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	261		261
The partnership	3,812	13,828	3,667	14,225
Total Liabilities and Equity		$41,769		$41,986

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021

Revenues	$997	$817	$1,926	$1,656
Other income	6	5	70	19
Direct operating costs(9)	(296)	(249)	(587)	(587)
Management service costs	(43)	(47)	(95)	(102)
Interest expense	(255)	(220)	(483)	(440)
Share of (loss) earnings from equity-accounted investments	1	(1)	(1)	1
Foreign exchange and financial instrument gain (loss)	3	(18)	(30)	16
Depreciation	(286)	(275)	(582)	(565)
Other	—	(31)	(26)	(177)
Remeasurement of BEPC exchangeable and class B shares	1,080	694	171	788
Income tax (expense) recovery
Current	(29)	(18)	(67)	(31)
Deferred	(41)	2	(41)	19
Net income	$1,137	$659	$255	$597
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$90	$46	$180	$(10)
Participating non-controlling interests – in a holding subsidiary held by the partnership	1	2	5	5
The partnership	1,046	611	70	602
	$1,137	$659	$255	$597

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Operating activities
Net income	$1,137	$659	$255	$597
Adjustments for the following non-cash items:
Depreciation	286	275	582	565
Unrealized foreign exchange and financial instruments loss (gain)	29	20	84	3
Share of earnings from equity-accounted investments	(1)	1	1	(1)
Deferred income tax expense	41	(2)	41	(19)
Other non-cash items	7	5	(5)	55
Remeasurement of exchangeable and class B shares	(1,080)	(694)	(171)	(788)
	419	264	787	412
Net change in working capital and other(10)	(96)	(369)	(212)	(225)
	323	(105)	575	187
Financing activities
Non-recourse borrowings and related party borrowings, net	475	565	665	617
Capital contributions from participating non-controlling interests	135	11	196	38
Distributions paid and return of capital:
To participating non-controlling interests	(642)	(154)	(807)	(290)
	(32)	422	54	365
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(12)	—	(12)
Investment in property, plant and equipment	(246)	(166)	(414)	(405)
Disposal of subsidiaries, associates and other securities, net	88	—	88	—
Restricted cash and other	(102)	(34)	(125)	(72)
	(260)	(212)	(451)	(489)
Foreign exchange gain (loss) on cash	(18)	4	(17)	(6)
Cash and cash equivalents
Increase (decrease)	13	109	161	57
Net change in cash classified within assets held for sale	—	(11)	—	(16)
Balance, beginning of period	558	298	410	355
Balance, end of period	571	396	$571	$396

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2022	2021	2022	2021

Net income	$1,137	$659	$255	$597
Add back or deduct the following:
Depreciation	286	275	582	565
Foreign exchange and financial instruments loss (gain)	(3)	18	30	(16)
Deferred income tax expense (recovery)	41	(2)	41	(19)
Other(17)	35	64	85	64
Dividends on BEPC exchangeable shares(18)	55	52	110	104
Remeasurement of BEPC exchangeable and BEPC class B shares	(1,080)	(694)	(171)	(788)
Amount attributable to equity accounted investments and non-controlling interests(19)	(290)	(233)	(598)	(242)
Funds From Operations	$181	$139	$334	$265

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to to FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended June 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2022 interim report. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2021 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)	For the three and six months ended June 30, 2022, average LP units totaled 275.2 million and 275.1 million, respectively (2021: 274.9 million and 274.9 million, respectively ).

(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)	Average Units outstanding for the three and six months ended June 30, 2022 were 645.9 million and 645.8 million, respectively (2021: 645.6 million and 645.5 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at June 30, 2022 were 645.9 million (2021: 645.6 million).

(4)	Normalized FFO assumes long-term average generation in all segments and uses 2021 foreign currency rates. For the three and six months ended June 30, 2022, the change related to long-term average generation totaled $11 million and $58 million, respectively (2021: $73 million and $76 million, respectively ) and the change related to foreign currency totaled $4 million.

(5)	Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6)	Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7)	Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(8)	Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(9)	Direct operating costs exclude depreciation expense disclosed below.

(10)	Balance includes dividends received from equity accounted investments and changes due to or from related parties.

(11)	Actual generation includes 98 GWh (2021:123 GWh) from facilities that do not have a corresponding LTA.

(12)	Actual generation includes 203 GWh (2021:195 GWh) from facilities that do not have a corresponding LTA.

(13)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(14)	Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(16)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(17)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(18)	Balance is included within interest expense on the consolidated statements of income (loss).

(19)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20)	Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21)	Available liquidity of $4 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q2 2022 Interim Report.

(22)	12-15% target returns are calculated as annualized cash return on investment.